We Save Homes, Inc.
27651 La Paz Road, Suite A
Laguna Niguel, CA 92677
949.299.1870 (P)
949.281.5113 (F)

July 1, 2009

VIA OVERNIGHT DELIVERY AND EDGAR

Attn: Jessica Plowgian
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	We Save Homes, Inc.
Form S-1
File No. 333-159634

Dear Ms. Plowgian:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter on behalf of We Save Homes, Inc., a Nevada corporation (the “Company”), as the Company’s request to withdraw its Form S-1 Registration Statement, File No. 333-159634, effective immediately.  The Company believes that withdrawing the Form S-1 Registration Statement at this juncture and refilling it at a later date is in the best interest of the Company and its shareholders.  None of the securities requested for registration were sold pursuant to the Form S-1 Registration Statement.

Please do not hesitate to contact me or our securities counsel, James Vandeberg at 206-292-9545, with any questions or concerns, or if we can be of additional assistance.

WE SAVE HOMES, INC.

/s/ Michael McCarthy
Michael McCarthy
Chief Executive Officer and Director